# STARFISH — Go-to-Market Strategy

**Project**: *Starfish* (Rated R)
**Company**: Starfish Film LLC
**Web**: watchstarfish.com
**Raise**: wefunder.com/starfishfilm
**Version date**: Aug 18, 2025

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## 1) Snapshot & Objectives

- **Creative/positioning**: Prestige sci-fi drama anchored in ethics-of-cloning, identity/grief, and emotionally grounded healthy masculinity.
- **Plan A — Objective**: Secure a distributor-led limited theatrical with a meaningful MG; preserve premium brand for SVOD.
- **Plan B — Objective**: Execute eventized regional theatrical focused on Colorado + key metros, then TVOD → SVOD.
- **Non-goals**: Early AVOD/FAST (reserved as a long-tail contingency).

**Premiere targeting**: **Sundance (primary) → Cannes → TIFF**.

**Casting**: Led by **Terese Classen** (former Hulu Executive Casting Director) to secure recognizable name talent.

**Sales agent timing**: Engage ahead of late-2026 festival submissions.

**Allies & partners (in progress)**: Boulder County Arts Alliance; Boulder Film Commission; Boulder County Arts + Culture; Office Evolution; Coupe Studios; outreach in progress to CU Boulder and CPR/NPR; warm introductions to Neon; soft connection to A24.

## 2) Schedule & Critical Path

**Production**: Apr 20 – May 22, 2026 **(24 Shoot Days)**
**Festival path**: Submit **rough cut Sept 2026**; if selected, deliver **finished, mixed screening versions** with **Closed Captions (CC)** and **Open-Caption (OCAP) DCP** per current Sundance tech specs.
**Internal final delivery deadline**: **Jan 10, 2027** (all assets, QC'd).

**Deliverables calendar (working dates):**

- **Nov 22, 2026** — Festival **picture + sound lock** (buffer for QC/captions)
- **Dec 6, 2026** — **CC + OCAP** caption files finished; **M&E stems** finalized
- **Dec 10, 2026** — **DCP + ProRes** masters complete; **QC passed**

- **Dec 12, 2026** — **EPK**, 15–20 stills, press notes, **key art** to publicist
- **Jan 10, 2027** — Internal **FINAL** deadline (everything delivered)

**Windows:**

- **Theatrical** (limited) → **TVOD** (Apple/Prime/Google) → **SVOD**
- **AVOD** only if contingency triggers (§9)

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## 3) Teaming & Vendor Picks

**Sales agents — approach order:**

1. **Cinetic Media** — primary (sales; may also cover PR/marketing as needed)
2. **UTA Independent Film Group** — secondary
3. **WME Independent** — alternate/parallel if needed

**Publicity — festival-first:**

- **Primary: Cinetic Marketing & PR**
- **Backup: Falco Ink** (activate if Cinetic declines or bandwidth is constrained)

**Aggregator of record (Plan B / TVOD):**

- **Primary: Premiere Digital** (storefront-approved, enterprise-grade delivery)
- **Alternates: Quiver Digital** (self-serve style), **Giant Pictures** (digital distributor), or **Filmhub** for later AVOD tail if needed

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## 4) P&A / Marketing Budget

**Working envelope (pre-festival through festival):**

- **Paid social (in-house): $30,000**
- **Festival publicist: $10,000–$15,000** (Cinetic Marketing & PR; Falco Ink as backup)
- **Gala: $8,000**

**Notes:**

- Trailers/teasers produced **in-house**.
- Captions produced **in-house**.
- Plan B eventized costs (venue, print, travel) scoped later if triggered.

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## 5) Marketing Plan

**Content (Aug 2026 → Jan 2027):**

- **Short-form cadence:** 3×/week (17–45s): score-driven clips, lab visuals, set builds, micro-featurettes on cloning ethics; 1×/week director/composer to-camera.
- **Trailers (in-house):**
  - **Festival trailer** (60–90s) for submissions/press
  - **TVOD teaser** (30–45s) with vertical variants
- **Audience lanes:** prestige sci-fi & drama; **women in STEM**; ethics-of-cloning; grief/identity; healthy masculinity; arthouse cinephiles

**Baseline KPIs (to monitor, not constrain):**

- Trailer **view-through rate** ≥ 20–30%
- Click-through to WeFunder/site **≥ 1.5–3%**
- Paid social **CPV** ≤ $0.03–$0.06

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## 6) Distribution Scenarios & Playbooks

### Plan A — Traditional sale (preferred)

- **Sales:** Cinetic leads; UTA IFG secondary; WME alt.
- **PR:** Cinetic Marketing & PR; Falco Ink as backup.
- **Windows:** Distributor-led limited theatrical → TVOD → SVOD.
- **In-house:** Continue **paid social** + asset production to lift MG potential and support opening-weekend conversion.

### Plan B — Eventized limited + TVOD → SVOD (fallback)

- **Eventized footprint:** CO-led limited (Alamo/AMC/Regal/museum/campus partners) to generate reviews and social proof.
- **TVOD:** Premiere Digital as **aggregator of record** (Apple/Prime/Google/others); art & metadata prepared in advance (in-house).
- **SVOD:** pursued via agents post-TVOD based on reviews and performance.

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## 7) Sales Agent Deal Guardrails

- **Commission:** 10–15% of gross sales closed by agent; **no commission** on grants/rebates.
- **Recoupable expenses cap: $35k**, itemized, pre-approved; **no cross-collateralization** with other titles.
- **Term:** 5–7 years per territory; no automatic renewals without written approval.

- **Accounting:** Quarterly statements; audit rights; late-payment interest.
- **MG targets:**
    - **Tier A distributor** (limited theatrical): **$250k–$1M**
    - **Tier B: $50k–$250k**
    - **No-MG** only if fee/expenses and marketing commitments are unusually favorable.
- **Kill dates:** If no acceptable offers **30 days post–Sundance announcement**, begin **Plan B** prep while continuing to solicit.

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## 8) Decision Tree & Tripwires

1. **Festival selection + acceptable offer** (within guardrails) → **Plan A** → theatrical → TVOD → SVOD.
2. **No acceptable offer by T+30 days** → **Activate Plan B prep** (bookings, PR beats, aggregator onboarding).
3. **Post-release performance triggers for AVOD** (optional, 18–24 months post-SVOD):
    - TVOD units **< 10,000 in 90 days**, **and**
    - No SVOD license by **6 months** post-TVOD **or** MG below low band → consider limited AVOD rollout (e.g., Giant Pictures/Filmhub) with short terms.

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## 9) Assets Checklist (festival + release)

- **Picture lock** (festival cut) & **final mix**
- **DCP** (with **OCAP** for English-language) + **ProRes** masters
- **Closed Captions (CC)** for DCP & ProRes; **Subtitles/SDH** as needed
- **M&E stems**
- **Key art** (1-sheet + social crops); **15–20 unit stills**
- **EPK** (synopsis, bios, production notes, quotes, tech specs)
- **Legal:** chain of title, music licenses, materials releases
- **Metadata:** logline, synopsis, keywords, ratings/advisories

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## 10) Messaging Anchors (press & socials)

- **Ethics & consequence:** A grounded, character-first lens on cloning and consent.
- **Grief/identity:** Love, loss, and memory—what makes us who we are.
- **Healthy masculinity:** Strength as responsibility, not domination.
- **Craft:** Elevated sound + score, practical-forward visuals, intimate scale.

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## 11) Ownership of Workstreams

- **Sales & marketplace:** Cinetic (primary), UTA IFG (secondary), WME (alt)
- **PR/press:** Cinetic Marketing & PR; Falco Ink (backup)
- **Social/paid: In-house**
- **Deliverables/QC:** Post supervisor & finishing vendors
- **Aggregator (Plan B):** Premiere Digital

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## 12) Conservative Distribution Forecast (Order-of-Magnitude)

**Primary Plan — Distributor-Led Limited Theatrical (A24 or Neon)**

- **U.S. gross box office**: **$0.8M – $1.5M** (conservative limited-release range)
- **Downstream windows**:
  - **TVOD**: **15k–30k transactions @** $4.99** ( **70% platform net share)** → $52k–$105k** estimated net receipts (deal-structure dependent if routed through distributor)
  - **SVOD license/MG**: **$50k – $250k** (varies by heat, reviews, awards; may be part of distributor settlement)

**Fallback note**: If a distributor deal does not materialize on acceptable terms, execute an **eventized, Colorado-led limited run** and proceed to **TVOD → SVOD**.